Exhibit 21.1

Schedule of Subsidiaries

The Company has the following subsidiaries:

(a)	Dental Cooperative, Inc., a Utah corporation.
(b)	U.S. DentistDirect, a Utah corporation.
(c)	Dental Practice Transition, Inc., a Utah corporation.